UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Protalix BioTherapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74365A101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  74365A101
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1) Names of Reporting Persons. PFIZER INC.
I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |X|

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3) SEC Use Only
--------------------------------------------------------------------------------
4) Citizenship or Place of Organization
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 5,649,079 shares of Common Stock, $0.001 par value per share ("Common Stock")(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,649,079 shares of Common Stock (1)
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9) Aggregate Amount Beneficially Owned by Each Reporting Person 5,649,079 shares of Common Stock(1)
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9  3.92%(2)
12) Type of Reporting Person (See Instructions)   CO

CUSIP No.  74365A101
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1) Names of Reporting Persons. C. P. Pharmaceuticals International C.V.
I.R.S. Identification Nos. of Above Persons (entities only) 98-0182045
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |X|
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3) SEC Use Only
--------------------------------------------------------------------------------
4) Citizenship or Place of Organization
Netherlands
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 5,649,079 shares of Common Stock, $0.001 par value per share ("Common Stock")(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,649,079 shares of Common Stock(1)

--------------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person 5,649,079 shares of Common Stock(1)
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9  3.92%(2)
12) Type of Reporting Person (See Instructions)  PN

CUSIP No.  74365A101
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1) Names of Reporting Persons. PFIZER PRODUCTION LLC
I.R.S. Identification Nos. of Above Persons (entities only) 52-2090275
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |X|
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 5,649,079 shares of Common Stock, $0.001 par value per share ("Common Stock")(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,649,079 shares of Common Stock (1)
--------------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person 5,649,079 shares of Common Stock(1)
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9  3.92%(2)
12) Type of Reporting Person (See Instructions)   OO
CUSIP No.  74365A101
--------------------------------------------------------------------------------
1) Names of Reporting Persons. PFIZER MANUFACTURING LLC
I.R.S. Identification Nos. of Above Persons (entities only)  52-2090292
--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|

(b) |X|
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 5,649,079 shares of Common Stock, $0.001 par value per share ("Common Stock")(1)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,649,079 shares of Common Stock (1)
--------------------------------------------------------------------------------
9) Aggregate Amount Beneficially Owned by Each Reporting Person 5,649,079 shares of Common Stock(1)
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9  3.92%(2)
12) Type of Reporting Person (See Instructions)   OO

ITEM 1.
(A) NAME OF ISSUER: Protalix BioTherapeutics, Inc.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
2 Snunit Street, Science Park, POB 455, Carmiel, Israel 20100

ITEM 2.
(A) NAME OF PERSONS FILING: This statement is being filed by Pfizer Inc., a Delaware corporation ("Pfizer"), and Pfizer Production LLC, a Delaware limited liability company  ("PPL") and  Pfizer Manufacturing LLC, a Delaware limited liability company ("PML" and, together with PPL, the "General Partners"), acting in their capacity as general partners for and on behalf of  C. P. Pharmaceuticals International C.V. , a Netherlands limited partnership (collectively, the "Shareholder"). The Shareholder and the General Partners are indirect wholly-owned subsidiaries of Pfizer.
(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
 The principal address of Pfizer, the Shareholder, PPL and PML is 235 E. 42nd Street, New York, NY 10017.
(C) CITIZENSHIP: Pfizer, PPL and PML are Delaware and the Shareholder is the Netherlands
(D) TITLE OF CLASS OF SECURITIES: COMMON STOCK
(E) CUSIP NUMBER:  74365A101

ITEM 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i ) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.
ITEM 4. OWNERSHIP.
(a) Amount beneficially owned: 5,649,079 shares of Common Stock(1)
(b) Percent of class: 3.92%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  0
(ii) Shared power to vote or to direct the vote: 5,649,079 shares of Common Stock(1)
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:   5,649,079 shares of Common Stock(1)
(1)Amount consists of 5,649,079 shares of the Issuer's Common Stock held by the Shareholder.  Pfizer may be deemed to have beneficial ownership over such shares since the Shareholder is an indirect wholly-owned subsidiary of Pfizer.  The General Partners may be deemed to have beneficial ownership over such shares as the general partners of the Shareholder.
(2) The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 144,000,000 shares of Common Stock outstanding as of December 31, 2017, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 5, 2018.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS | X |
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

 Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

PFIZER INC.

By: /s/Susan Grant
Name: Susan Grant
Title: Assistant Secretary
For and on behalf of C. P. PHARMACEUTICALS INTERNATIONAL C.V. , by its General Partners
Pfizer Production LLC
as general partner for and on behalf of C. P. Pharmaceuticals International C.V.

By: /s/ Colum Lane
Name:  Colum Lane
Title: Senior Vice President
Pfizer Manufacturing LLC
as general partner for and on behalf of C. P. Pharmaceuticals International C.V.

By: /s/ Brian McMahon
Name: Brian McMahon
Title: Senior Vice President
PFIZER PRODUCTION LLC

By: /s/ Darren Welsh
Name: Darren Welsh
Title: Secretary
PFIZER MANUFACTURING LLC

By: /s/ Darren Welsh
Name: Darren Welsh
Title: Secretary